EXHIBIT 21

SUBSIDIARIES OF CB RICHARD ELLIS GROUP, INC.

Name	State (or County) of Incorporation
CB Richard Ellis Commercial Limited	United Kingdom
CB Richard Ellis, Inc.	United States
CB Richard Ellis Real Estate Services, Inc.	United States
CB Richard Ellis Services, Inc.	Delaware
CBRE Stewardship Company	United Kingdom
Insignia Financial Group, Inc.	Delaware
L.J. Melody & Company	United States
L.J. Melody of Texas, L.P.	United States
CB Intermediate Limited	United Kingdom
Relam Amsterdam Holdings B.V.	Netherlands
CB Hillier Parker Limited	United Kingdom
Insignia Richard Ellis Europe Limited	United Kingdom
Insignia BV	Netherlands